Eric Blanchard

+1 212 479 6565

eblanchard@cooley.com

September 1, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Jenn Do Kevin Kuhar Christopher Edwards Alan Campbell

Re:	Landos Biopharma, Inc. Draft Registration Statement on Form F-1 Submitted July 24, 2020 CIK No. 0001785345

Ladies and Gentlemen:

On behalf of Landos Biopharma, Inc. (the “Company”), we are providing this letter in response to the comments of the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) contained in its letter, dated August 20, 2020 (the “Comment Letter”), relating to the Company’s Draft Registration Statement on Form S-1, confidentially submitted on July 24, 2020 (the “Draft Registration Statement”).

The Company is concurrently confidentially submitting an Amendment No. 1 to the Draft Registration Statement (“Amendment No. 1”), which reflects changes made in response to certain of the comments contained in the Comment Letter.

The numbering of the paragraphs below corresponds to the numbering of the comments contained in the Comment Letter, which for your convenience we have incorporated into this response letter in italics. Page references in the text of this response letter correspond to the page numbers of Amendment No. 1. Capitalized terms used in this letter but not otherwise defined in this letter shall have the meanings set forth in the Draft Registration Statement.

Prospectus Summary

Overview, page 1

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1.	We note your statements here and throughout your document that you are focused on the development of potentially “first-in-class” therapeutics and that certain of your product candidates are potentially “first-in-class.” This term suggests that your therapeutics and product candidates are effective and likely to be approved, particularly given your claims regarding your pioneering of a new treatment paradigm in immunometabolism based on novel pathways. Please delete these references throughout your document. If your use of the term was designed to convey your belief that your product candidates are based on a differentiated technology or approach, you may discuss how your technology or approach differs from those of your competitors.

The Company respectfully notes that the FDA’s Center for Drug Evaluation and Research has defined “first-in-class” drugs to include, for example, those that use a new and unique mechanism of action for treating a medical condition. The Company believes that the use of “first-in-class” to describe its product candidates is appropriate because the targets of those product candidates, LANCL2, NLRX1 and PLXDC2, are not being targeted by any approved drugs or product candidates currently in clinical development. Further, the Company respectfully advises the Staff that the reference to “first-in-class” in its disclosure regarding the Company’s commitment to discovering and developing novel, first-in-class therapeutics is part of an articulation of the Company’s mission rather than a claim about the nature of all of the Company’s current or future discovery programs and product candidates. The Company believes that this mission statement is central to an understanding of the Company, its philosophy and its intentions and is therefore material to investors. In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 3, 74, 86, 88, 89, 93, 103, 118, 120, 121, 133 and 152 of Amendment No. 1 and further noted that its product candidates would be potentially first-in-class “if effective and approved” to address any potential confusion about the development status of its candidates.

Our portfolio, page 3

2.	We note your discussion of your development times for your product candidates. Please balance your disclosure here and on pages 85 and 92 to clarify that the process of clinical development is inherently uncertain and that there can be no guarantee that you will achieve similar development timelines with your future product candidates.

In response to the Staff’s comment, the Company has revised the disclosure on pages 3, 88 and 96 of Amendment No. 1.

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September 1, 2020

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3.	Please shorten the orange bars in your pipeline chart here and on page 85 to more accurately indicate the development status of each product candidate displayed in the chart. As an example, we note that your Phase II clinical trial of BT-11 for UC is ongoing, but that the orange bar extends to the end of the Phase II header in the chart and that you expect to initiate your Phase I clinical trial of BT-11 for EoE in the second half of 2021, but that the orange bar extends to the end of the Phase I header.

Please also remove the dark blue bars from the chart. You may discuss planned or prepared next steps for your product candidates below the pipeline chart.

In response to the Staff’s comment, the Company has revised the pipeline chart on pages 3 and 88 of Amendment No. 1.

Our strategy, page 5

4.	We note your statement that you are a “leader in the field of immunometabolism.” Please explain to us to basis for this claim; we note that your most advanced product candidate is in a Phase 2 clinical trial and that you have not yet obtained a regulatory approval for a product candidate.

The Company respectfully advises the Staff that it believes that no currently approved IBD drug or late-stage IBD clinical development programs have a dominantly immunometabolic mechanism of action. Instead, these approved drugs and late-stage product candidates focus on the same known disease targets and either broadly prevent the immune system from functioning or systemically block molecules that promote inflammation, as described on pages 92-93 and 98-99 of Amendment No. 1. BT-11 is the most advanced immunometabolic product candidate for the treatment of IBD. Further, as described on page 98 of Amendment No. 1, the Company believes that targeting immunometabolism remains an unexploited opportunity in the treatment of autoimmune diseases. Using the LANCE platform, the Company has identified immunometabolic mechanisms tied to its three disclosed novel targets, and it has authored over two-thirds of the published peer-reviewed information on the immune effects of LANCL2, including the first publications on induction of the anti-inflammatory effects and prevention of colitis. The Company believes that its identification of these immunometabolic mechanisms and extensive research on its novel targets, as well as its late-stage clinical development programs, together illustrate its leadership in the field of immunometabolism.

5.	We note your disclosure here and throughout the document referencing your plans to “rapidly advance” the development of your product

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candidates and to “accelerate the development of new therapeutic products”. Please revise this disclosure and similar disclosure throughout the prospectus to remove any implication that you will be successful in commercializing your product candidates in a rapid or accelerated manner as such statements are speculative.

In response to the Staff’s comment, the Company has added disclosure on page 88 of Amendment No. 1 to clarify that the Company’s strategy is to rapidly advance the development of its product candidates assuming that the results of ongoing and planned clinical trials are positive.

Our strengths, page 5

6.	We note your statements here and on page 88 that you have pioneered “a leading drug development engine.” Given the early stage of your product candidates, it appears to be premature for you to claim that you possess a leading drug development engine at this time. Please revise your disclosure to remove this statement.

In response to the Staff’s comment, the Company has revised the disclosure on pages 5 and 92 of Amendment No. 1.

7.	We note your use of the term “significant unmet medical need” here and elsewhere in the document. Such a term might imply that your products are eligible for fast track designation or priority review granted by the FDA for products that treat certain serious unmet medical needs. Please remove your use of this term throughout or otherwise please explain why you believe use of this term is appropriate.

The Company respectfully advises the Staff that it believes the use of the term “significant unmet medical need” is appropriate with respect to the treatment of ulcerative colitis and IBD due to the inherent safety concerns associated with the biologic drugs and the limited efficacy associated with the aminosalicylates, steroids and immunosuppresants that together represent the current standard of care for these diseases. As described on page 103 of Amendment No. 1, patients suffering from these diseases have limited treatment options, particularly with respect to the 70% of patients with ulcerative colitis who experience a second flare within one year of diagnosis, and the Company believes that such major therapeutic gaps leave these patients with a significant unmet medical need. The Company believes such therapeutic gaps exist in its other target indications, where existing approved treatments have limited efficacy or serious safety concerns. The Company respectfully advises the Staff that the FDA commonly awards priority reviews to product candidates for the treatment of

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autoimmune diseases due to these therapeutic gaps, including upadacitinib in rheumatoid arthritis, belimumab in systemic lupus erythematosus, vedolizumab in ulcerative colitis, obeticholic acid in non-alcoholic steatohepatitis and ocrelizumab in multiple sclerosis, and although the Company has not yet had similar conversations with the FDA regarding its product candidates, it may do so in the future. Further, the Company notes that eosinophilic esophagitis has been recognized as an orphan drug indication by the FDA.

Implications of being an emerging growth company, page 7

8.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company acknowledges the Staff’s comment and advises the Staff that it has not yet commenced “testing the waters” meetings with potential investors; however, the Company will supplementally provide to the Staff a copy of the presentation that the Company uses in such meetings with qualified institutional buyers or institutional accredited investors, as well as any additional written communications of the type referenced in the Staff’s comment.

Risk factors

We have a limited operating history, have not completed any clinical trials..., page 12

9.	We note your statement that you have not yet completed any clinical trials as well as your statement on page 98 that you are currently conducting a Phase 1 clinical trial of BT-11 for mild to moderate UC. We further note your discussion of the Phase 1 clinical trial of BT-11 on page 102, which appears to claim that a Phase 1 clinical trial of BT-11 has been completed. Please update your disclosure to clarify the status of your Phase 1 trial for BT-11.

In response to the Staff’s comment, the Company has revised the disclosure on page 13 of Amendment No. 1.

Critical accounting policies and significant judgments and estimates, page 79

10.	We note from pages 164-165 and 176 that no equity awards, including options, were granted during 2019. Please revise to disclose the extent to which any stock-based compensation has been awarded during 2020.

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Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying equity issuances and the reasons for any differences between the valuations of your common stock leading up to the initial public offering and the estimated offering price for any grants made in 2020. This information will help facilitate our review of your accounting for equity issuances including stock compensation.

The Company respectfully acknowledges the Staff’s comment. Once an estimated price range has been determined, the Company will supplementally provide the Staff with an analysis explaining the reasons for the difference between the recent valuations of its common stock leading up to the initial public offering and the estimated offering price.

The Company respectfully notes that it has not issued any equity awards to date but that it intends to update the Registration Statement to reflect any future equity awards prior to the initial public offering.

Business

Autoimmune market opportunity, page 87

11.	Please update your disclosure to provide the source for the numbers in the figure underneath “Large market opportunities for product candidates targeting IBD”. Please also balance your disclosure regarding the sales of Entyvio, Humira and Stelara to clarify that there is no guarantee that any of your product candidates will be approved by the FDA and that, even if they are approved, there is no guarantee that you will earn revenues comparable to any of these approved products.

In response to the Staff’s comment, the Company has revised the disclosure on pages 91 and 92 of Amendment No. 1.

Our strategy, page 90

12.	We note your claim that you have progressed BT-11 from initial discovery to a potential Phase 3 trial in less than three years. Given that you have yet to complete a Phase 2 trial for BT-11, this claim appears to be premature. Please remove or revise this disclosure.

In response to the Staff’s comment, the Company has revised the disclosure on pages 74 and 94 of Amendment No. 1.

Foundations of the LANCE platform, page 95

13.	We note your statements that your product candidates targeting LANCL2 and NLRX1 have demonstrated the ability to modulate signaling without creating safety concerns and that improved “safety profiles” may enable

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September 1, 2020

Page Seven

your product candidates to be developed to move early into the treatment paradigm. Please remove any disclosure here and throughout the document stating or implying that your product candidates are safe as that determination is within the authority of the FDA and comparable regulatory bodies.

In response to the Staff’s comment, the Company has revised the disclosure on page 98 and throughout Amendment No. 1.

BT-11, an oral LANCL2 agonist for the treatment of ulcerative colitis and Crohn’s disease, page 98

14.	We note your statement that BT-11 has promising human proof of concept data. However, the only human proof of concept data in the prospectus appears to be the measure of calprotectin in your Phase 1 clinical trial. Please update your disclosure to clarify whether other human proof of concept data has been observed. Please also update your description of the results of your Phase 1 clinical trial to discuss whether the calprotectin measurement results were powered for statistical significance.

In response to the Staff’s comment, the Company has revised the disclosure on page 103 of Amendment No. 1.

Our solution for treatment of UC, page 101

15.	We note your statement that BT-11 greatly exceeded the efficacy of other therapeutics in development in terms of number and diversity of models in side-by-side clinical testing. The pre-clinical comparative information for BT-11 that is presented in your document appears to cover one pre-clinical study that measured disease activity index, leukocytic infiltration and calprotectin for BT-11 and three comparative therapies. Please revise your initial statement to reflect the results of the pre-clinical study or explain why the statement is accurate.

In response to the Staff’s comment, the Company has revised the disclosure on page 107 of Amendment No. 1.

Phase 1 clinical trial of BT-11 by single ascending dose and multiple ascending dose in normal healthy participants, page 102

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16.	Please update your discussion of your Phase 1 clinical trial of BT-11 to state whether any adverse events or serious adverse events occurred over the course of the trial and whether any such events were linked to treatment. To the extent that any treatment-related adverse events were observed, please describe the nature of such events.

In response to the Staff’s comment, the Company has revised the disclosure on pages 107 and 108 of Amendment No. 1.

Description of capital stock

Stock exchange listing, page 180

17.	If true, please revise to correct the intended trading symbol from “LBAP” to “LABP”, as indicated elsewhere in your document (cover and pages 8 and 192).

In response to the Staff’s comment, the Company has revised the disclosure on pages 190 of Amendment No. 1.

Report of independent registered public accounting firm, page F-2

18.	Please have your auditors revise their report to include the city and state where it was issued, as required by Rule 2-02(a)(3) of Regulation S-X.

In response to the Staff’s comment, the Company’s auditors have revised the report on page F-2 of Amendment No. 1.

* * * *

Cooley LLP    55 Hudson Yards    New York, NY    10001-2157

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September 1, 2020

Page Nine

Please contact me at (212) 479-6565 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Eric Blanchard

Eric Blanchard

cc:	Josep Bassaganya-Riera, Landos Biopharma, Inc.
Nathan Ajiashvili, Latham & Watkins LLP

Cooley LLP    55 Hudson Yards    New York, NY    10001-2157

t: (212) 479-6000    f: (212) 479-6275    cooley.com